Exhibit 99.1

GFL Environmental Inc. Announces Results from Annual and Special Meeting of Shareholders

VAUGHAN, ON, May 17, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) announced the voting results from its annual and special meeting of shareholders held today virtually via live audio webcast.

Shareholders of the Company voted in favour of all items of business, including the election of each of the director nominees as follows:

Nominee	Votes For	Votes Withheld
(a) Patrick Dovigi	457,984,094 (96.16%)	18,288,824 (3.84%)
(b) Dino Chiesa	447,756,026 (94.01%)	28,516,892 (5.99%)
(c) Violet Konkle	475,930,793 (99.93%)	342,125 (0.07%)
(d) Sandra Levy	476,236,297 (99.99%)	36,621 (0.01%)
(e) Jessica McDonald	449,416,342 (94.36%)	26,856,576 (5.64%)
(f) Arun Nayar	447,093,958 (93.87%)	29,178,960 (6.13%)
(g) Paolo Notarnicola	398,954,610 (83.77%)	77,318,308 (16.23%)
(h) Ven Poole	475,865,350 (99.91%)	407,568 (0.09%)
(i) Blake Sumler	475,866,913 (99.91%)	406,005 (0.09%)
(j) Raymond Svider	416,985,745 (87.55%)	59,287,173 (12.45%)

Final voting results on all matters voted on at the meeting will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information:
Patrick Dovigi
+1 905 326-0101
pdovigi@gflenv.com